EX-28.d.2.u.i

EXHIBIT A

SUBADVISORY AGREEMENT

AMONG

NATIONWIDE VARIABLE INSURANCE TRUST,

NATIONWIDE FUND ADVISORS

AND LOGAN CIRCLE PARTNERS, L.P.

Effective June 16, 2010

As amended April 2, 2012*

Funds of the Trust	Subadvisory Fee
NVIT Multi Sector Bond Fund	0.225% on Subadviser Assets up to $200 million;
0.20% on Subadviser Assets of $200 million but less than $500 million; and
0.175% on Subadviser Assets of $500 million and more

*	As approved at the Board of Trustees Meeting held on March 8, 2012.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Exhibit A on the effective date set forth above.

TRUST
NATIONWIDE VARIABLE INSURANCE TRUST

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

ADVISER
NATIONWIDE FUND ADVISORS

By:	/s/ Michael S. Spangler
Name:	Michael S. Spangler
Title:	President

SUBADVISER
LOGAN CIRCLE PARTNERS, L.P.

By:	/s/ Jude Driscoll
Name:	Jude Driscoll
Title:	CEO